UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant

To Rules 13d-1(b), (c), and (d) and Amendments Thereto Filed

Pursuant To Rule 13d-2

(Amendment No. 17)*

IGI Laboratories, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

449575 10 9

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

____________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449575 10 9	SCHEDULE 13G

1	NAME OF REPORTING PERSON Jane E. Hager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 764,205
	6	SHARED VOTING POWER 2,251,008
	7	SOLE DISPOSITIVE POWER 764,205
	8	SHARED DISPOSITIVE POWER 2,251,008
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,015,213
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

All ownership percentages reported herein are based on 40,352,091 outstanding shares of the Issuer’s common stock, net of treasury stock, as of November 2, 2012, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2012.

CUSIP No. 449575 10 9	SCHEDULE 13G

1	NAME OF REPORTING PERSON Edward B. Hager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,251,008
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,251,008
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,251,008
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 449575 10 9	SCHEDULE 13G

1	NAME OF REPORTING PERSON Hager Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 818,393
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 818,393
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 818,393
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This Amendment No. 17 to Schedule 13G amends and restates Amendment No. 16 to Schedule 13G filed by each of Jane E. Hager and Edward B. Hager with the Securities and Exchange Commission on February 14, 2012, respectively. The Schedule 13G is being amended and restated in order to reflect a change in the address of the reporting persons and entities and to reflect certain acquisitions and dispositions of shares of common stock by the reporting persons or entities.

Item 1(a)	Name of Issuer. IGI Laboratories, Inc., a Delaware corporation (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices. 105 Lincoln Avenue Buena, New Jersey 08310

Item 2(a)

Name of Person Filing.

Jane E. Hager

Edward B. Hager

Hager Family Trust

The foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office or, if None, Residence. The address of the principal business offices of each of the Reporting Persons is 206 Pinnacle Road, Lyndeborough, NH 03082.

Item 2(c)	Citizenship. Each of Mr. and Mrs. Hager is a citizen of the United States of America. The place of organization of the Hager Family Trust is New Hampshire.

Item 2(d)	Title of Class of Securities. common stock, $0.01 par value per share (the “Common Stock”)

Item 2(e)	CUSIP Number. 449575 10 9

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_______________________________________
Not applicable.

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

	(a)	Amount beneficially owned:

	(1)	As of December 31, 2012, Jane E. Hager beneficially owned 3,015,213 shares of Common Stock of the Company, which includes the following:

(i) 13,103 shares of Common Stock were held directly by Mrs. Hager;

(ii)

681,139 shares of Common Stock were held by the Jane E. Hager Trust of 1990 of which Mrs. Hager acts as sole trustee and has sole voting and dispositive power over the shares held by the trust and retains the power to revoke the trust;

(iii) 200,000 shares of Common Stock purchasable upon exercise of stock options exercisable within 60 days of December 31, 2012;

(iv)

818,393 shares of Common Stock were held by the Hager Family Trust of which Mrs. Hager serves as co-trustee with Edward B. Hager, her husband, and shares voting and dispositive power over the shares held by the trust with her husband;

(v)

72,464 shares of common stock issuable upon conversion of 50 shares of Series C Convertible Preferred Stock held by Jane E. Hager Trust of 1990 of which Mrs. Hager Acts as sole trustee and has sole voting and dispositive power of the shares held by the trust and 10,602 shares of common stock issuable upon conversion of accrued and unpaid dividends on the Series C Convertible Preferred Stock from the issuance date of such shares through March 1, 2013; and

	(vi)	1,219,512 shares of Common Stock held by Pinnacle Mountain Partners, LLC of which Mrs. Hager and her husband share voting and investment power

(2)	As of December 31, 2012, Edward B. Hager beneficially owned an aggregate of 2,251,008 shares of Common Stock of the Company, which includes the following:

(i)

818,393 shares of Common Stock which were held by the Hager Family Trust of which Mr. Hager serves as co-trustee with his wife, Jane E. Hager, and shares voting and dispositive power over the shares held by the trust with his wife;

	(ii)	13,103 shares of Common Stock held by his wife;

	(iii)	200,000 shares of Common Stock purchasable upon exercise of stock options exercisable within 60 days of December 31, 2012 by his wife; and

	(iv)	1,219,512 shares of Common Stock held by Pinnacle Mountain Partners, LLC of which Mr. Hager and his wife share voting and investment power

(3)

As of December 31, 2012, the Hager Family Trust beneficially owned an aggregate of 818,393 shares of Common Stock of the Company. Jane E. Hager and Edward B. Hager are co-trustees of the Hager Family Trust and share voting and dispositive power over the shares held by the trust. Mr. Hager is the settler of the trust and retains the power to revoke the trust. Mrs. Hager is the sole beneficiary of the Hager Family Trust.

By virtue of their marital status, each of Mr. and Mrs. Hager is considered to have the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of the Company’s Common Stock owned by each other, for his or her account. Where Mrs. Hager acts as sole trustee of a trust, the sole trustee is considered to have the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of the Company’s Common Stock owned by the trust, but the trustee’s spouse is not considered to have or share such power.

The filing of this statement shall not be construed as an admission that each of the Reporting Persons is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

	(b)	Percent of class: See Item 11 of the Cover Page of this Schedule 13G for each of the Reporting Persons.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: See Item 5 of the Cover Page of this Schedule 13G for each of the Reporting Persons.

		(ii)	Shared power to vote or to direct the vote: See Item 6 of the Cover Page of this Schedule 13G for each of the Reporting Persons.

		(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the Cover Page of this Schedule 13G for each of the Reporting Persons.

		(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the Cover Page of this Schedule 13G for each of the Reporting Persons.

Item 5

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8	Identification and Classification of Members of the Group. Not applicable.

Item 9	Notice of Dissolution of Group. Not applicable.

Item 10

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013	/s/ Jane E. Hager
Jane E. Hager

/s/ Edward B. Hager
Edward B. Hager

Hager Family Trust

By: /s/ Edward B. Hager TR
Edward B. Hager, as trustee

EXHIBIT INDEX

Exhibit 1.

Joint Filing Agreement

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that the statement on Amendment No. 17 to Schedule 13G, dated as of the date hereof (the “Statement”), with respect to the common stock, $0.01 par value per share, of IGI Laboratories, Inc., a Delaware corporation, is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Joint Filing Agreement shall be included as an exhibit to the Statement and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 12th day of February, 2013.

/s/ Jane E. Hager
Jane E. Hager

/s/ Edward B. Hager
Edward B. Hager

Hager Family Trust

By: /s/ Edward B. Hager TR
Edward B. Hager, as trustee